THIRD CAPITAL, LLC

                                   NINTH FLOOR
                                314 CHURCH STREET
                           NASHVILLE, TENNESSEE 37201
                                FAX: 615.255.3190
                                  615.255.3199



                                 April 22, 1998



Board of Directors
TIS Mortgage Investment Company
(see attached distribution list)



       Re: TIS Mortgage Investment Company ("TIS" or the "Company")

Ladies and Gentlemen:

As you know, we have been trying for the past several months to convince the Board of Directors to call the Annual Meeting of TIS in order to elect three (3) Class I directors as provided in the Company's Articles of Incorporation and By-Laws.

This has been a futile attempt and we are now convinced that, in spite of the desires of 4 of the 9 current directors of Company, the remaining 5 directors will not take any action unless it is approved by Lorraine O. Legg.

The shareholders ousted Ms. Legg as Chairman and a Director of the Company at last year's annual shareholders meeting by an overwhelming vote of 77% to 23%. This vote was against Ms. Legg and in favor of individuals comprising the Totally Ignored Shareholders' Committee. In ignoring this shareholder vote, and immediately appointing Ms. Legg as a director and electing to continue her position as President of TIS, this Board has shown a blatant disregard for the wishes of the shareholders and has wasted corporate assets.

In our capacity as fiduciaries of TIS, we feel it is our duty to ask the Board once more to call the Annual Meeting of Shareholders and forego the needless waste of corporate assets which will be used in a protracted proxy contest and/or legal battle.

As a reminder, the reasons we are demanding that the Board of Directors immediately call the Annual Meeting are as follows:



/bullet/ Section 1.1 of the By-Laws of TIS require that the Company hold its annual meeting of the stockholders within the month of May; any


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          stockholder relying on this provision could hold the Company and its
          Board of Directors responsible for not taking the action specified.

/bullet/ The Company is not in compliance with the NYSE continued listing requirements and is in jeopardy of losing its NYSE listing unless new management develops a strategic plan acceptable to the NYSE that will bring the Company into compliance with NYSE requirements. Management has shown an unwillingness to develop such a plan. Further, the Company, in a violation of its disclosure requirements, failed to inform its shareholders, on a timely basis, of the potential loss of the NYSE listing.

/bullet/ The Company's general and administrative expenses, which increased again to $1,443,000 in 1997, are much too high for a real estate company having a book value of only $10,629,000; we need to take immediate action to reduce these expenses before the Company becomes insolvent.

/bullet/ We have been contacted by stockholders, which, when combined with our stock ownership and voting rights, constitute over 35% of the Company's outstanding stock. They have expressed a desire to hold the Annual Meeting immediately and have indicated they would like to vote in favor individuals selected by us to fill the 3 Class I directorships to be elected in the May Annual Meeting.


The shareholder support in favor of us and against management was overwhelming last year and we expect the same support this year. In light of the current status of the Company, and the various facts of the past few years (many of which are outlined in this letter), we believe the inaction of the other 5 directors constitutes a gross neglect of their duty to the shareholders of TIS. Further inaction will only serve to delay the recovery of TIS and expose the entire Board to liability for breach of fiduciary duty, failure to follow the Company's own By-Laws, and corporate waste.

If the Board of Directors does not call for the Annual Meeting of the Company's shareholders before Friday, May 1, 1998, we will have no choice but to take all action legally available to us to protect the shareholders' interests and prevent the further waste of corporate assets.



                                             Very Truly Yours,


                                             /s/ James G. Lewis
                                             ---------------------
                                             James G. Lewis




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